Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

December 16, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company and Orko Silver Corp. announced that the companies have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of Orko for consideration of 0.1202 of a common share of First Majestic (the “Exchange Ratio”) plus $0.0001 in cash per Orko common share.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

December 16, 2012

SCHEDULE “A”

NYSE – AG	TSX-V – OK
TSX – FR	OTCUS – OKOFF
Frankfurt – FMV	Frankfurt – OG3

December 16, 2012

FIRST MAJESTIC ANNOUNCES FRIENDLY ACQUISITION OF ORKO SILVER

VANCOUVER, BC, CANADA – First Majestic Silver Corp. (“First Majestic”) and Orko Silver Corp. (“Orko”) are pleased to announce that the companies have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of Orko for consideration of 0.1202 of a common share of First Majestic (the “Exchange Ratio”) plus $0.0001 in cash per Orko common share. The offer implies a value of C$2.72 per Orko share based on the closing prices of both First Majestic and Orko’s common shares on the Toronto Stock Exchange (“TSX”) and TSX Venture Exchange, respectively, on December 14, 2012. The offer represents a premium of approximately 69% to Orko’s 30-day volume-weighted average price (“VWAP”) for the period ending December 14, 2012. The transaction will be implemented by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

BENEFITS TO FIRST MAJESTIC SHAREHOLDERS

  Adds La Preciosa, one of the largest undeveloped primary silver resources globally, to First Majestic’s already robust growth portfolio of Mexican assets
  Further enhances First Majestic’s land position in the Sierra Madre Belt, one of the world’s most prolific silver and gold regions
  Increases leverage to silver with very large, predominantly silver, resource base
  La Preciosa’s planned development timeline blends well with First Majestic’s existing organic growth strategy, with anticipated start up timed after the ramp up of Del Toro and La Guitarra
  La Preciosa, located in the State of Durango, is in close proximity to First Majestic’s existing La Parrilla and Del Toro mines, allowing First Majestic to strengthen its position in the area, employ its in-country expertise in mine development and realize potential operational synergies

  The transaction is accretive to First Majestic’s net asset value per share, resources per share and longer-term production and cash flow per share

BENEFITS TO ORKO SHAREHOLDERS

  Provides Orko shareholders with a significant premium to the current market price
  Opportunity to participate in a leading silver producer through an all-share transaction
  Diversifies Orko’s single asset risk profile and provides exposure to First Majestic’s diversified portfolio of producing and development assets in Mexico
  Obtains access to First Majestic’s mine building experience, operating expertise and financial strength reducing risk of the development of La Preciosa
  Enhances capital markets presence with a pro forma market capitalization in excess of $3 billion based on current share prices including increased analyst coverage, trading liquidity and a broader institutional investor base

Keith Neumeyer, President & CEO of First Majestic, stated: “We believe this transaction provides an exceptional opportunity for the shareholders of both companies. Orko is an excellent strategic fit within First Majestic, further strengthening our presence in Mexico by providing another high quality development project to our existing asset portfolio in an area that we are already very familiar with. Orko shareholders stand to realize a substantial premium and to capitalize on the track record of value creation that First Majestic brings.”

Gary Cope, President & CEO of Orko, said: “We believe this transaction is highly attractive to Orko shareholders and is the culmination of many years of success Orko has had in growing and advancing one of the largest undeveloped primary silver deposits in the world. We are very pleased to join forces with First Majestic in a transaction which brings the necessary capital and mine building expertise that is required to advance La Preciosa to production.”

TRANSACTION SUMMARY

Under the terms of the Arrangement Agreement, on closing, each Orko shareholder will receive 0.1202 common shares of First Majestic plus $0.0001 in cash per Orko common share held. Pursuant to the transaction, First Majestic will (assuming exercise of all existing Orko stock options) issue approximately 17.1 million common shares, valuing Orko’s equity at approximately C$387 million. Following the completion of the transaction, the current shareholders of Orko will hold approximately 13% of the issued and outstanding shares of First Majestic. The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders and optionholders of Orko, voting together as a single class, at a special meeting expected to take place in February 2013. In addition to shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. In addition, Orko has agreed to pay a termination fee to First Majestic of C$11.6 million upon the occurrence of certain events. First Majestic and Orko have each agreed to reimburse the other party for certain expenses upon the occurrence of certain other events.

The Board of Directors of Orko has unanimously approved the transaction and will provide a written recommendation that Orko securityholders vote in favour of the transaction which will be included in the information circular to be mailed to securityholders in connection with the Arrangement. Each of the directors and senior officers of Orko, who hold in the aggregate approximately 8% of the issued and outstanding Orko shares (assuming exercise of all existing Orko stock options) have entered into a voting agreement with First Majestic and have agreed to vote in favour of the transaction at the special meeting of Orko securityholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in a Management Information Circular to be filed with the regulatory authorities and mailed to Orko securityholders in accordance with applicable securities laws. Orko expects to mail the Management Information Circular in January 2013.

ADVISORS AND COUNSEL

Dundee Capital Markets acted as exclusive financial advisor and McCullough O’Connor Irwin LLP acted as legal counsel to First Majestic. Dundee Capital Markets has provided an opinion to the First Majestic Board of Directors that, based upon and subject to the assumptions, limitations and qualifications in the opinion, the consideration being offered by First Majestic to Orko pursuant to the transaction is fair, from a financial point of view, to First Majestic.

BMO Capital Markets and GMP Securities L.P. acted as financial advisors and Stikeman Elliott LLP acted as legal advisor to Orko. BMO Capital Markets and GMP Securities L.P. have each provided an opinion to the Board of Directors of Orko that, based upon and subject to the assumptions, limitations, and qualifications in the opinions, the consideration to be received is fair, from a financial point of view, to the shareholders of Orko.

CONFERENCE CALL

First Majestic and Orko will host a joint conference call and webcast on December 17, 2012 at 8:30 am Eastern time / 5:30 am Pacific time for members of the investment community to discuss the proposed transaction. The call-in details are as follows:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call at www.firstmajestic.com.

The Conference call will be recorded and you can listen to an archive of the conference by calling:

Toll Free Canada & USA:	1-800-319-6413
Outside of Canada & USA:	1-604-638-9010
Pin Code:	3928

An archived webcast of the conference call will also be available at www.firstmajestic.com.

ABOUT FIRST MAJESTIC

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to First Majestic achieving its corporate growth objectives.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1.866.529.2807.

ABOUT ORKO

Orko Silver Corp. is developing one of the world's largest undeveloped primary silver deposits, La Preciosa, located near the city of Durango, in the State of Durango, Mexico.

For further information, contact Orko Silver Corp. at 604.687.6310 or via our website online at www.orkosilver.com.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
FIRST MAJESTIC SILVER CORP.	ORKO SILVER CORP.

“Keith Neumeyer”	“Gary Cope”

Keith Neumeyer	Gary Cope
President & CEO	President & CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: completion of the Arrangement and the various steps thereto, including filing and mailing of securityholder documents and holding securityholder meetings; liquidity of First Majestic shares; future growth potential for First Majestic and its business; future mine development plans; the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects.

These statements reflect First Majestic’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by First Majestic, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and First Majestic has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary securityholder, court, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Orko and their respective businesses, all as more particularly set forth in the Arrangement Agreement; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom First Majestic does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; First Majestic’s title to properties; and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Readers are cautioned against attributing undue certainty to forward-looking statements or information. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

This News Release may contain forward-looking statements including but not limited to comments regarding the completion of the Arrangement and the various steps thereto, including filing and mailing of securityholder documents and holding securityholder meetings, value of Orko shares, liquidity of First Majestic shares, future growth potential for First Majestic and its business, future mine development plans, the price of silver and other metals, the accuracy of mineral resource estimates, reasonable prospects of economic extraction of a mineral resource, timing and content of upcoming work programs, geological interpretations, receipt of property title, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements and Orko undertakes no obligation to update such statements, except as required by law. The resource estimate is based on a geological model based on interpretations of multiple veins in wide spaced drill holes. There is risk that the interpreted continuity and orientation of the veins could change with additional drilling. The sample values in the drill core may not be representative of those portions of the deposit as precious metal deposits are subject to nugget effect and rapid changes to grade over relatively short distances. Sampling gaps in the modelled veins may allow higher grade samples to be projected into unsampled lower grade areas of the model. This could cause overestimation of tonnes and grade. The converse is also true. Density values of the blocks are based on a model that may not be accurate and may cause local biases in tonnage estimates. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.